Kinetics Mutual Funds, Inc.
470 Park Avenue South
New York, NY 10016

August 11, 2017

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington D.C.  20549

Re:	Kinetics Mutual Funds, Inc. (the “Registrant”) 1933 Act File No.: 333-78275
1940 Act File No.: 811-09303

Dear Ms. Brutlag:

This correspondence is being filed in response to further comments provided by Deborah O’Neil Johnson provided to Eric W. Pinciss, Esq. of U.S. Bancorp Fund Services, LLC (“USBFS”) on August 10, 2017 regarding the Registrant’s 485APOS registration statement filing.  The registration statement was filed on Form N‑1A on June 9, 2017 for the primary purpose of adding a new series to the Registrant:  Kinetics Spin-Off and Corporate Restructuring Fund (“Kinetics Fund”).

For your convenience in reviewing the Registrant’s responses, your comments and suggestions are included in bold typeface immediately followed by the Registrant’s responses.

The Registrant’s responses to your comments are as follows:

Prospectus

1.
Please clarify/define “future” in the following sentence: The Fund may invest up to 20% of its assets in companies that, for a variety of reasons, the Fund's Investment Adviser believes may have the potential to be subject to a future spin-off or corporate restructuring, including instances in which a similar company may have recently announced a spin-off; the company may be under investor pressure to consider strategic alternatives; or the current segments of the company may not have a synergistic fit, and as a result the company’s stock trades at a discount to that of its closest peers.

The Fund may invest up to 20% of its assets in companies that, for a variety of reasons, the Fund's Investment Adviser believes may have the potential to be subject to a ~~future~~ spin-off or corporate restructuring within a reasonable period of time, ~~including instances in which~~ such as a similar company may have recently announced a spin-off; the company may be under investor pressure to consider strategic alternatives; or the current segments of the company may not have a synergistic fit, and as a result the company’s stock trades at a discount to that of its closest peers.

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I trust that the above response and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Eric W. Pinciss, Esq. at (626) 914-7220.

Sincerely,

/s/ Jay Kesslen
Jay Kesslen
Vice President, Assistant Secretary